Exhibit 21

Subsidiaries of DynTek, Inc.

NAME OF SUBSIDIARY	STATE OF INCORPORATION
BugSolver.Com, Inc.	Delaware
DynTek Services, Inc.	Delaware
TekInsight e-Government, Inc.	Delaware
TekInsight Research, Inc.	New York